April 7, 2011
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2010
Filed November 29, 2010
Form 10-Q for the Quarter Ended December 31, 2010
Filed February 9, 2011
File No. 000-27038
Dear Ms. Collins:
We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. (the “Company”) dated March 14, 2011 relating to the above referenced Annual Report on Form 10-K filed on November 29, 2010 and Form 10-Q filed February 9, 2011 (“Form 10-Q”).
For your convenience, we have repeated your comments below in bold italic type before each of our responses.
Form 10-K for the Fiscal Year Ended September 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 21
1.	We note your response to prior comment 1 where you provide an explanation as to why management chose to combine certain core markets during fiscal 2009 and then separate certain markets in fiscal 2010. Pursuant to SEC

Ms. Kathleen Collins
U.S. Securities & Exchange Commission
April 7, 2011

Release 34-48960, MD&A should be a discussion and analysis of a company’s business as seen through the eyes of those who manage that business as they would have a unique perspective on the business that only they can present. Therefore, while we understand the company continually evaluates your internal organizational structure in response to changing market dynamics, the Staff continues to believe that a discussion of these changes and the reasons for such change would be useful for an investor’s understanding of how the company manages its business pursuant to the guidance in SEC Release 34-48960. Please revise your disclosures in future filings to include a discussion of any changes in your core markets and how you manage your business and the reasons for such change.
The Company has considered the Staff’s comment and in future filings we will expand our discussion of any changes in our core markets that may occur and the reasons for such changes.
Results of Operations
Total Revenues, page 24
2.	We note your response to prior comment 2 and we continue to believe that quantifying certain factors that contribute to a material change would provide more transparent information to your investors. In this regard, you indicate that the company places the list of factors contributing to a change in order of magnitude; however, it is unclear from your disclosures if certain of the factors listed had a more significant impact on the change then(sic) others. Further, you indicate that the company uses qualitative language that provides context for the relative importance of multiple factors. Please note that prefacing a reference to the source or sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change and accordingly, we continue to believe you should revise your disclosure to remove such vague terms in favor of specific quantifications. Tell us how you intend to revise your disclosures in future filings to comply with the guidance in Section III.D of SEC Release 34-26831 and Item 303(a)(3) of Regulation S-K.
The Company has considered the Staff’s comment and in future filings, to the extent that we attribute a material change to two or more factors, we will quantify each factor in our discussion.
Provision for Income Taxes, page 33
3.	We note that while overall foreign pre-tax income decreased from $22.6 million in fiscal 2009 to $14.5 million in fiscal 2010, your foreign tax provision

Ms. Kathleen Collins
U.S. Securities & Exchange Commission
April 7, 2011

increased during these same periods as a result of increased profits in certain jurisdiction(sic). Tell us which foreign jurisdictions have significantly impacted your tax provision. To the extent the company will continue to expand your operations into foreign jurisdictions that have a higher tax rate, tell us how you considered including a discussion of the potential impact this change may have on your future results of operations in your Overview discussion. Also, please provide for us, a sample of the expanded disclosures that you intend to include in future filings to provide greater clarity relating to the impact that the foreign operations have on your effective income tax rate as indicated in your response to prior comment 8.
The foreign jurisdiction that primarily impacts the Company’s foreign tax provision is Belgium. In fiscal 2010, the Company’s foreign tax provision was $9.2 million, of which $8.2 million related to Belgium. This compares to the fiscal 2009 foreign tax provision of $6.1 million, of which $7.6 million related to Belgium. The Company’s Belgian entity, Nuance Communications International BVBA, is the principal seller of Nuance software products outside of North America.
The Staff has noted the inverse relationship of the Company’s decrease in foreign pre-tax income from fiscal 2009 to 2010 and the increase in the foreign tax provision from fiscal 2009 to 2010. This inverse relationship was primarily the result of our acquisition of SpinVox Limited (“SpinVox”), a United Kingdom based entity, in the fourth quarter of fiscal 2010. SpinVox incurred operating losses in fiscal 2010 which we were unable to benefit for tax purposes, resulting in an increase to our valuation allowance in the fiscal 2010 period. Excluding the impact of the SpinVox losses, the foreign pre-tax income would have increased from fiscal 2009, resulting in a more direct relationship between foreign pre-tax income and the foreign tax provision. We will provide additional discussion in our tax footnote in future filings to more thoroughly explain this relationship. Specifically, in our updated proposed disclosure attached as Exhibit A and discussed below, we have added an explanatory paragraph to highlight the impact of the increase in the valuation allowance related to the U.K. losses in fiscal 2010.
The Company has pursued a strategy to expand its global presence, however it should be noted that with limited exceptions, tax rates in foreign jurisdictions are lower than that of the U.S. federal statutory rate, and as a result the long-term impact on our operations has not been considered material. To the extent the Company expands its operations in the future in foreign jurisdictions that would materially impact its consolidated tax rate, the Company will include a discussion of the potential impact of such changes in its overview discussion as appropriate.
As requested, we have attached as Exhibit A a sample of the expanded disclosures which we intend to include in future filings to provide greater clarity on the impact that the foreign operations have on our effective income tax rate. Given the questions raised by the Staff about our original disclosures, we believe it may be more

Ms. Kathleen Collins
U.S. Securities & Exchange Commission
April 7, 2011

meaningful to present the reconciliation of the actual rate to the expected federal rate in dollars rather than using percentages. This eliminates the distortion created by the small loss before income taxes we reported in 2010, and more appropriately aligns with our Management Discussion and Analysis on page 33 of our 2010 Form 10-K. In addition, we have recharacterized the foreign withholding taxes on royalty revenues earned by our foreign subsidiaries, as well as the corresponding non-US foreign tax credits that are generated as a result of these withholding taxes, within the rate reconciliation table. Previously, these elements were reported in the “Other” caption of the table and will now be captured in the line titled “Foreign tax rate and other foreign related tax items.” We believe that grouping these activities with the other foreign tax attributes will provide greater understanding of the tax impacts from our foreign operations.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 57
4.	You indicate that revenue from products offered on a subscription and/or hosted, on-demand basis is recognized in the period the services are provided, based on a fixed minimum fee and/or variable fee based on the volume of activity. Please describe further the terms of the fixed minimum and volume-based fees included in your arrangements. For instance, tell us if the fixed fees are billed up front or on a monthly or quarterly basis. If they are billed monthly or quarterly, please tell us if the amounts billed vary during the contractual period or if the billings are the same throughout the contract term (i.e. billed ratably). Also, tell us whether the volume-based fee arrangements include minimum fixed-fee requirements. Please clarify when you recognize revenue for amounts in excess of the minimum fixed-fees (e.g. as billed, ratably, etc.). In your response, please tell us if the customer can receive a refund if you fail to perform your contractual obligations or cancel the contract during the subscription period.
The Company advises the Staff that the hosted/on-demand arrangements with customers are generally billed in arrears on a monthly basis. Amounts billed vary during the contractual period based on actual volume of activity. For example, in our Healthcare market, we have volume-based arrangements where amounts are billed based on actual lines transcribed in a monthly period. In our Enterprise market, we have volume-based arrangements where amounts are billed based on actual minutes used in a monthly period. Some volume-based fee arrangements may also include fixed minimum fee requirements. In these arrangements, customers are generally billed in arrears on a monthly basis for the higher of (i) the fees based on the actual

Ms. Kathleen Collins
U.S. Securities & Exchange Commission
April 7, 2011

volume of activity, or (ii) the contractual fixed minimum fees. Revenues related to these arrangements, which include the amounts in excess of the fixed minimum fees, are recognized in the period the services are performed.
Generally, our hosted/on-demand arrangements do not obligate our customers to pay for the transactional or usage based services until those services are actually performed. Accordingly, since payments are not received in advance of these services, refunds due to failure to perform or contract termination are not contemplated in these arrangements.
Executive Compensation, Management, and Other Information (Incorporated by Reference from the Definitive Proxy Statement filed on December 8, 2010)
Compensation Discussion and Analysis, page 14
1.	We note your response to prior comment 4 that disclosure of the performance metrics used as targets for the performance based restricted stock units would cause the company competitive harm. Please provide an analysis as to why you believe that disclosure of such information could result in competitive harm. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. In this regard, specify how disclosing historical financial performance objectives could provide competitors with insight or knowledge about your internal operations such that it would cause a detriment to the company and its shareholders.
In response to the Staff’s comment, the Company respectfully advises the Staff that it will disclose historical corporate-level financial objectives in future proxy statements. The Company believes, however, that disclosure of product specific financial objectives and non-financial objectives is not material to an understanding of the registrant’s compensation policies and decisions and would cause the Company significant competitive harm because it would provide the Company’s competitors with key insights into the Company’s product development and sales/distribution objectives. The Company operates in an intensely competitive and rapidly evolving industry and some of the Company’s competitors have significantly greater financial, technical and marketing resources than the Company does. These competitors may have the ability to respond more rapidly to new or emerging technologies or changes in customer requirements and devote greater resources to the development, promotion and sale of their products than the Company does. Consequently, disclosure of the Company’s strategic priorities and objectives, including product development and distribution objectives, would enable the Company’s competitors to make decisions

Ms. Kathleen Collins
U.S. Securities & Exchange Commission
April 7, 2011

regarding their own project development and distribution efforts to more effectively compete with the Company. This sort of insight, when coupled with the significantly greater financial, technical and marketing resources that some of the Company’s competitors possess, could prove to be extremely detrimental to the Company.
By way of example, in fiscal 2010, a portion of Janet Dillione’s restricted stock was subject to performance vesting based upon the achievement of 2nd half FY2010 eScription/Focus and & iChart on-demand revenue. Disclosure of this information would provide the Company’s competitors with key insights into the Company’s sales strategy for its healthcare division and allow such competitors to alter their own sales strategy to more effectively compete with the Company. The Company respectfully submits that disclosure of these types of product specific financial objectives and non-financial objectives is not required because further disclosure would result in competitive harm and thus may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.
As an additional matter, the Company respectfully submits to the Staff that further disclosure regarding the Company’s product specific financial objectives and non-financial objectives is not required because it is not material to an understanding of the registrant’s compensation policies and decisions. Instruction number 1 to Item 402(b) of Regulation S-K states that the purpose of the CD&A is “to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Further Item 402(b)(1) or Regulation S-K states that the discussion shall explain “all material elements of the registrant’s compensation of the named executive officers.” The Company respectfully submits that with the addition of the historical corporate-level financial objectives, the Company’s disclosure will satisfy these requirements.
Form 10-Q for the Quarter Ended December 31, 2010
Notes to Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Adoption of New Accounting Standards, page 5
5.	We note the adoption of ASU 2009-13 and 2009-14 did not have a material impact on your consolidated financial statements. Regardless of materiality, it appears that you still have certain disclosure requirements. Please confirm that you will include the disclosures required by ASC 605- 25-50-1 and 50- in future filings, beginning with your next Form 10-Q filing.

Ms. Kathleen Collins
U.S. Securities & Exchange Commission
April 7, 2011

The Company has considered the Staff’s comment and in future filings we will expand our disclosures in accordance with the requirements in ASC 605-25-50.
Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc.
Daniel D. Tempesta, Nuance Communications, Inc.
Jo-Anne Sinclair, Esq., Nuance Communications, Inc.
Garrison R. Smith, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Exhibit A
Below is a sample of the proposed changes to our fiscal 2010 tax footnote to illustrate how we will expand future disclosures. Changes are underlined.
The components of income (loss) before income taxes are as follows (dollars in thousands):

	Year Ended September 30,
	2010	2009	2008

Domestic	$(15,543)	$(1,549)	$(30,434)
Foreign	14,478	22,553	8,028

Income (loss) before income taxes	$(1,065)	$21,004	$(22,406)

The components of the income tax provision (benefit) are as follows (dollars in thousands):

	Year Ended September 30,
	2010	2009

Current:
Federal	$(1,634)	$1,119
State	2,484	5,439
Foreign	13,442	8,115

Total current provision.	14,292	14,673

Deferred:
Federal	7,052	14,952
State	942	12,740
Foreign	(4,252)	(1,974)

Total deferred provision	3,742	25,718

Total Provision for income taxes	$18,034	$40,391

Effective income tax rate Effective income tax rate	(1,693.3)%	192.3%

The provision for income taxes differed from the amount computed by applying the federal statutory rate to our income before income taxes as follows (dollars in thousands):

	2010	2009

Federal tax provision (benefits) at statutory rate	$(373)	$7,351

State tax, net of federal benefit	3,059	7,137

State tax law enactment, net of federal benefit	—	11,241

Foreign tax rate and other foreign related tax items	(2,274)	(1,748)

Exhibit A

	2010	2009

Stock-based compensation	3,185	4,919

Non-deductible expenditures	509	2,487

Change in U.S. and foreign valuation allowance	10,217	6,320

Executive compensation	4,063	2,139

Other	(352)	545

Tax provision	$18,034	$40,391

Included in 2010 is an increase in the valuation allowance of $7.0 million related to the unbenefited losses in the U.K. subsequent to the December 2009 acquisition of SpinVox.
During fiscal 2010, tax benefits we recorded for the favorable settlements of a $1.1 million U.S. federal tax audit contingency related to our acquisition of eCopy and a $1.0 million state tax penalty contingency related to our acquisition of eScription. Additionally, we recorded a $1.1 million U.S. federal tax benefit related to certain tax loss carrybacks resulting from a tax law change and a $1.1 million tax benefit resulting from certain international research and development credits.
During fiscal 2009, the tax provision includes a charge of $8.0 million related to our election to treat the eScription acquisition as an asset purchase. Also included in the fiscal 2009 tax provision is a charge of $3.2 million as a result of the Massachusetts state tax law enactment related to the utilization of net operating losses.